

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Mr. David D. Johnson
Chief Financial Officer
Molex Incorporated
2222 Wellington Court
Lisle, Illinois 60532

Re: Molex Incorporated
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed August 3, 2010
File No. 000-07491

Dear Mr. Johnson:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief